
Mail Stop 3233

August 2, 2018

<u>Via Email</u>
Mr. Bryan McLaren
Chief Executive Officer
Zoned Properties, Inc.
14300 N. Northsight Blvd., #208
Scottsdale, AZ 85260

> **Re:** **Zoned Properties, Inc.**
> **Form 10-K for the year ended December 31, 2017**
> **Form 10-K for the year ended December 31, 2016**
> **Response dated June 29, 2018**
> **File No. 000-51640**

Dear Mr. McLaren:

We have reviewed your June 29, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2018 letter.

Form 10-K for the year ended December 31, 2017

Note 12. Concentrations, page F-21

1.   We note your response to comment 1. Please update the table provided to assess significance of the Related Party Properties as of and for the six months ended June 30, 2018.

2.   We note your response to comment 4. As previously requested, please tell us the date of the most recently received financial statements of C3C3.

3.   We note your response to comment 6 in which you state that the New Broken Arrow Lease and the New CJK Lease replaced the C3C3 leases. Please clarify the relationship between the Broken Arrow, CJK and C3C3 leases, including the existence of any master lease arrangements.

        You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3395 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Isaac Esquivel

                                        Isaac Esquivel
                                        Staff Accountant
                                        Office of Real Estate and
                                        Commodities

Cc: Laura Anthony, Esq. (via Email)